Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

SECOND QUARTER ENDED JUNE 30, 2012

Buenos Aires, Argentina, August 13, 2012 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter ended June 30, 2012.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2012

•	Net income for the second quarter ended June 30, 2012, amounted to Ps. 339.1 million or Ps. 0.273 per share, equivalent to Ps. 2.73 per ADS.

•

This result was mainly attributable to the income derived from our interest in Banco Galicia (the “Bank”) (Ps. 312.5 million), in Sudamericana Holding S.A. (Ps. 22.6 million) and from the deferred tax adjustment (Ps. 15.6 million) partially offset by administrative and financial expenses of Ps. 13.5 million.

•	During the second quarter ended June 30, 2012 the Bank recorded a net income of Ps. 329.2 million, higher than the Ps. 247.7 million corresponding to the second quarter of FY 2011.

•

The growth of the Bank’s results, when compared to the second quarter of FY 2011, was a consequence of a significant increase in the volume of activity and the financial margin that improved operating income, more than offsetting the administrative expenses increase.

•	As of June 30, 2012, the Bank’s market share of loans to the private sector was 8.57%. In terms of deposits from the private sector, the market share was 8.70%.

Press Release |2° Q 2012	Grupo Financiero |Galicia S.A.	1

•	The table below shows the results per share information, based on Grupo Financiero Galicia’s financial statements.

Earnings per Share	In pesos
	FY 2012	FY 2011	Six months ended at
	2nd Q 06/30/12	2nd Q 06/30/11	06/30/12	06/30/11
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	3.347	2.353	3.347	2.353
Book Value per ADS (1 ADS = 10 ordinary shares)	33.470	23.530	33.470	23.530
Earnings per Share	0.273	0.200	0.500	0.384
Earnings per ADS (1 ADS = 10 ordinary shares)	2.730	2.000	5.000	3.840

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 2.92% on average assets and of 34.89% on average shareholders’ equity.

Profitability	Percentages
	FY 2012	FY 2011	Six months ended at
	2nd Q 06/30/12	2nd Q 06/30/11	06/30/12	06/30/11
Return on Average Assets*	2.92	2.87	2.79	2.92
Return on Average Shareholders Equity*	34.89	35.25	33.07	35.29

*	Annualized

NET INCOME BY BUSINESS

Net Income by Business	In millions of pesos
	FY 2012		Six months ended at
	2nd Q 06/30/12	1st Q 03/31/12	06/30/12	06/30/11
Income from stake in Banco Galicia (94.9%)	312.5	256.6	569.1	458.1
Income from stake in Sudamericana Holding (87.5%)	22.6	20.7	43.3	29.5
Income from stake in Compañía Financiera Argentina	1.4	1.3	2.7	—
Income from stake in other companies	0.5	(0.2)	0.3	(0.4)
Deferred tax adjustment in Banco Galicia’s subsidiaries	15.6	16.4	32.0	10.3
Other Income GFG	(13.5)	(13.1)	(26.6)	(21.0)
Income tax	—	—	—	0.1

Net Income for the period	339.1	281.7	620.8	476.6

2	Grupo Financiero |Galicia S.A.	Press Release | 2° Q 2012

•

“Income from stake in Sudamericana Holding” includes the results from our interest in such company as of June 30, 2012. Since September 2011, Sudamericana Holding S.A. reports its results up to the same date than the rest of the subsidiaries. Please note that 2011 second quarter results of Ps. 29.5 million, correspond to the three months period ended March 31, 2011.

•

The account “Income from Insurance Activities” included in the consolidated Income Statement, mainly includes premiums net of claims and production costs. The other results (financial, administrative and taxes) were consolidated in the corresponding accounts.

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

•

The “Deferred tax adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

•	“Other Income GFG” for the second quarter 2012 mainly includes administrative expenses for Ps. 6.2 million and financial expenses for Ps. 6.0 million.

Press Release |2° Q 2012	Grupo Financiero |Galicia S.A.	3

RECENT DEVELOPMENTS

•	The Extraordinary Shareholders’ Meeting held on August 2, 2012 approved:

•

Ratification to increase the amount of the Global Program of simple, short, mid-and/or long term Notes, non-convertible into shares for a maximum outstanding face value of up to US$ 60,000,000 or the equivalent thereof in another currency (the “Program”), in the sum of up to US$ 40,000,000 or its equivalent in any other currency, bringing the program to US$ 100,000,000 or its equivalent in any other currency.

•

Delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management in order to determine the terms and conditions of the Program.

•

On August 8, 2012 the National Securities Commission approved the issuance of Class III Notes for a total global maximum face value of up to $ 60,000,000 (extendible up to $ 80,000,000) under the Program and the terms and conditions set forth in the corresponding Price Supplement. Issuance is expected for the last week of August according with the Placement Notice issued by the Company.

CONFERENCE CALL

On Wednesday, August 15, 2012, at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The dial-in number is: 719-325-2495; Passcode: 2278141

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

4	Grupo Financiero |Galicia S.A.	Press Release | 2° Q 2012

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
	06/30/12	03/31/12	12/31/11	09/30/11	06/30/11
Cash and due from banks	6,636.5	6,272.1	6,418.9	6,902.2	5,546.7
Goverment and Corporate Securities	5,210.7	6,114.4	5,230.9	3,765.0	5,246.0
Net Loans	34,184.0	32,099.7	30,904.5	28,311.1	26,079.6
Other Receivables Resulting from Financial Brokerage	5,137.3	5,392.3	5,013.8	3,638.8	4,541.7
Equity Investments in other Companies	65.3	52.2	56.2	55.7	47.4
Bank Premises and Equipment, Miscellaneous and Intangible Assets	2,113.2	2,020.7	1,920.6	1,744.0	1,640.0
Other Assets	1,819.2	1,753.7	1,648.1	1,839.2	1,751.5

TOTAL ASSETS	55,166.2	53,705.1	51,193.0	46,256.0	44,852.9

Deposits	33,236.8	32,325.6	30,135.1	28,531.5	27,081.9
Other Liabilities Resulting from Financial Brokerage	13,945.4	13,663.0	13,927.1	11,058.7	11,538.3
Subordinated Negotiable Obligations	1,053.1	1,000.0	984.4	958.1	939.5
Other Liabilities	2,163.6	2,308.7	2,065.5	2,031.2	1,936.2
Minority Interes	612.6	574.5	529.3	480.1	435.8

TOTAL LIABILITIES	51,011.5	49,871.8	47,641.4	43,059.6	41,931.7

SHAREHOLDERS’ EQUITY	4,154.7	3,833.3	3,551.6	3,196.4	2,921.2

INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.38	2.61	2.08	2.48	2.30
Wholesale Price Index (%)**	3.14	3.16	2.81	3.08	3.21
C.E.R. (%)**	2.59	2.48	2.12	2.34	2.43

Exchange Rate ($/U$S)***	4.5253	4.3785	4.3032	4.2045	4.1110

*	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 — Law 19550).
**	Variation within the quarter.
***	Last working day of the quarter. Source B.C.R.A. — Comunique “A” 3500 — Reference Exchange Rate

Press Release |2° Q 2012	Grupo Financiero |Galicia S.A.	5

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
Quarter ended:	06/30/12	03/31/12	12/31/11	09/30/11	06/30/11
FINANCIAL INCOME	2,226.1	2,051.0	1,907.4	1,519.9	1,381.2

Interest on Cash and Due From Bank	0.1	—	0.1	0.2	0.1
Interest on Loans to the Financial Sector	11.9	14.1	12.3	6.6	3.8
Interest on Overdrafts	163.0	155.0	158.8	100.4	80.6
Interest on Notes	267.1	286.5	273.8	196.1	166.3
Interest on Mortgage Loans	29.5	30.4	29.6	27.3	29.0
Interest on Pledge Loans	8.1	8.3	7.7	6.3	5.5
Interest on Credit Card Loans	722.2	656.2	522.2	421.2	415.1
Interest on Financial Leases	29.1	31.6	31.0	24.0	21.5
Interest on Other Loans	620.0	577.5	545.3	484.5	447.7
Net Income from Government and Corporate Securities	273.1	216.6	300.7	205.1	146.0
Net Income from Options	—	0.4	—	—	—
On Other Receivables Resulting from Financial Brokerage	10.8	10.8	10.1	10.6	8.5
Net Income from Guaranteed Loans-Decree 1387/01	1.0	0.9	0.9	1.8	0.8
Adjustment by application of adjusting index	0.2	0.2	0.3	0.7	0.4
Quotations Differences on Gold and Foreign Currency	—	—	(21.5)	(2.2)	11.3
Other	90.0	62.5	36.1	37.3	44.6

FINANCIAL EXPENSES	891.8	880.4	721.5	587.2	522.4

Interest on Saving Accounts Deposits	1.3	1.5	1.1	2.1	1.9
Interest on Time Deposits	468.2	529.5	453.2	310.6	272.7
Interest on Interbank Loans Received ( Call Money Loans)	2.4	2.8	2.2	0.1	0.4
Interest on Loans from Financial Sector	13.0	15.6	14.9	10.5	9.6
For Other Liabilities resulting from Financial Brokerage	137.2	122.3	116.0	99.8	80.6
Interest on Subordinated Negotiable Obligations	29.6	28.9	28.3	27.7	26.4
Other interest	14.0	13.7	6.6	4.8	5.5
Net Income from Options	—	—	0.1	—	—
Adjustment by application of adjusting index	—	—	—	0.1	—
Contributions to the Deposit Insurance Fund	14.1	13.1	12.7	11.9	10.6
Quotations Differences on Gold and Foreign Currency	60.8	10.6	4.1	—	—
Other	151.2	142.4	82.3	119.6	114.7

GROSS BROKERAGE MARGIN	1,334.3	1,170.6	1,185.9	932.7	858.8

PROVISIONS FOR LOAN LOSSES	348.7	255.6	271.6	205.5	191.9

INCOME FROM SERVICES, NET	742.2	728.4	690.5	626.8	585.9

INCOME FROM INSURANCE ACTIVITIES	156.6	133.0	120.0	163.0	100.4

ADMINISTRATIVE EXPENSES	1,405.4	1,291.0	1,162.9	1,124.3	1,015.2

Personnel Expenses	798.4	740.8	636.5	614.2	577.4
Directors’ and Syndics’ Fees	4.4	4.3	5.4	3.6	3.4
Other Fees	55.0	48.7	55.2	51.5	42.8
Advertising and Publicity	83.6	71.5	83.2	83.2	69.4
Taxes	109.0	94.6	84.8	84.9	70.4
Depreciation of Premises and Equipment	27.3	26.5	24.4	24.5	22.4
Amortization of Organization and Development Expenses	46.7	44.2	35.0	27.3	22.6
Other Operating Expenses	171.8	162.4	142.7	141.5	126.7
Other	109.2	98.0	95.7	93.6	80.1

MINORITY INTEREST	(48.7)	(48.3)	(49.8)	(42.2)	(39.2)

INCOME FROM EQUITY INVESTMENTS	27.1	20.6	32.7	51.3	19.7

NET OTHER INCOME	61.1	26.5	122.1	68.5	44.9

INCOME TAX	179.4	202.5	311.8	195.1	114.8

NET INCOME	339.1	281.7	355.1	275.2	248.6

*	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 — Law 19550).

6	Grupo Financiero |Galicia S.A.	Press Release | 2° Q 2012